Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

April 15, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, on April 14, 2021, Grupo Financiero Galicia S.A. (the “Company”) was notified that, on March 16, 2021, the previously contemplated Spin-Off-Merger transaction pursuant to which the Company was to acquire control of 100% of the issued and outstanding equity interests of Tarjetas Regionales S.A. (“Tarjetas Regionales”), and pursuant to which each of Fedler S.A. and Dusner S.A., who previously held equity interests in Tarjetas Regionales, were to receive equity interests in the Company in exchange therefor, was filed and registered with the Inspeccion General de Justicia (the Argentine Public Registry of Commerce).

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com